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As filed with the Securities and Exchange Commission on November 20, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIPS TECHNOLOGIES, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE CLASS A COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

604567-10-7
(CUSIP Number of Class of Securities)

John E. Bourgoin
Chief Executive Officer and President
MIPS Technologies, Inc.
1225 Charleston Road
Mountain View, California 94043-1353
Telephone: (650) 567-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 Nancy H. Wojtas
COOLEY GODWARD LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$42,064,000	$8,413

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,800,000 shares of Class A Common Stock of MIPS Technologies, Inc. having an aggregate value of $42,064,000 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act, as amended. The fee was previously paid with the filing on Schedule TO on October 18, 2001.

      / /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

      / /Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      / /  Third-party tender offer subject to Rule 14d-1.

      /x/  Issuer tender offer subject to Rule 13e-4.

      / /  Going-private transaction subject to Rule 13e-3.

      / /  Amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

CUSIP NO. 604567-10-7

SCHEDULE TO

INTRODUCTORY STATEMENT

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 18, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share upon the terms and subject to the conditions described in the Offer to Exchange dated October 18, 2001, as amended on November 1, 2001. This Amendment's sole purpose is to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

    The Offer to Exchange expired at 9:00 p.m., Pacific Standard Time, on Thursday, November 15, 2001. Pursuant to the Offer to Exchange, we accepted for cancellation options to purchase 4,471,121 shares of our common stock from 157 employees. Subject to the terms and conditions of the Offer to Exchange, we will grant 4,471,121 Replacement Options to purchase shares of our common stock in exchange for such cancelled options. We will promptly send each option holder whose options have been accepted for cancellation a letter, substantially in the form of Exhibit 99.(a)(1)(H) as filed on November 1, 2001.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange, dated October 18, 2001.
99.(a)(1)(B)*	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)**	Form of Election Form.
99.(a)(1)(E)**	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)**	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)**	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)**	Form of French Election Form.
99.(a)(1)(J)**	Form of French Notice of Change in Election from Reject to Accept.
99.(a)(1)(K)
MIPS Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 24, 2001 and incorporated herein by reference.
99.(a)(1)(L)**	Form of Electronic Communication (including Exhibit 1—Amendments to the Offer to Exchange).
99.(a)(1)(M)**	Form of Electronic Communication—Cancellation Date Reminder.
99.(a)(1)(N)
MIPS Technologies, Inc. Quarterly Report on Form 10-Q for its first fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
MIPS Technologies, Inc.'s 1998 Long-Term Incentive Plan (incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 21, 1999).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 18, 2001.

**
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 1, 2001.

CUSIP NO. 604567-10-7

SCHEDULE TO

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001	MIPS TECHNOLOGIES, INC.
	By:	/s/ John E. Bourgoin
	Name:	John E. Bourgoin
	Title:	Chief Executive Officer and President

CUSIP NO. 604567-10-7

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange, dated October 18, 2001.
99.(a)(1)(B)*	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)**	Form of Election Form.
99.(a)(1)(E)**	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)**	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)**	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)**	Form of French Election Form.
99.(a)(1)(J)**	Form of French Notice of Change in Election from Reject to Accept.
99.(a)(1)(K)
MIPS Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 24, 2001 and incorporated herein by reference.
99.(a)(1)(L)**	Form of Electronic Communication (including Exhibit 1—Amendments to the Offer to Exchange).
99.(a)(1)(M)**	Form of Electronic Communication—Cancellation Date Reminder.
99.(a)(1)(N)
MIPS Technologies, Inc. Quarterly Report on Form 10-Q for its first fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
MIPS Technologies, Inc.'s 1998 Long-Term Incentive Plan (incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 21, 1999).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 18, 2001.

**
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 1, 2001.

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INTRODUCTORY STATEMENT
SIGNATURE
INDEX OF EXHIBITS